Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for December 2024

Passenger traffic increased year-on-year by 16.2% in Puerto Rico and 14.5% in Colombia and decreased by 5.7% in Mexico

Mexico City, January 6, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for December 2024 reached a total of 6.7 million passengers, representing an increase of 2.3% compared to December 2023.

Passenger traffic increased by 16.2% in Puerto Rico and 14.5% in Colombia and declined 5.7% in Mexico. Passenger traffic growth in Puerto Rico reported increases of 29.3% in international traffic and 14.7% in domestic traffic. Performance in Colombia was driven by increases of 26.6% in international traffic and 11.1% in domestic traffic, while Mexico, in turn, reported declines in international and domestic traffic of 5.6% and 6.0%, respectively.

All figures in this statement reflect comparisons between the period from December 1 to December 31, 2024, and from December 1 to December 31, 2023. Passengers in transit and general aviation only for Mexico and Colombia.

Passenger Traffic Summary
	December		% Chg	Year to date		% Chg
	2023	2024		2023	2024
Mexico	4,035,410	3,803,399	(5.7)	43,467,984	41,420,330	(4.7)
Domestic Traffic	1,840,849	1,731,089	(6.0)	21,272,863	19,808,950	(6.9)
International Traffic	2,194,561	2,072,310	(5.6)	22,195,121	21,611,380	(2.6)
San Juan, Puerto Rico	1,109,409	1,289,410	16.2	12,197,553	13,247,382	8.6
Domestic Traffic	995,024	1,141,504	14.7	10,919,299	11,697,473	7.1
International Traffic	114,385	147,906	29.3	1,278,254	1,549,909	21.3
Colombia	1,390,788	1,592,244	14.5	14,895,709	16,651,560	11.8
Domestic Traffic	1,089,695	1,210,975	11.1	11,920,378	13,004,778	9.1
International Traffic	301,093	381,269	26.6	2,975,331	3,646,782	22.6
Total Traffic	6,535,607	6,685,053	2.3	70,561,246	71,319,272	1.1
Domestic Traffic	3,925,568	4,083,568	4.0	44,112,540	44,511,201	0.9
International Traffic	2,610,039	2,601,485	(0.3)	26,448,706	26,808,071	1.4

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Mexico Passenger Traffic
		December		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,840,849	1,731,089	(6.0)	21,272,863	19,808,950	(6.9)
CUN	Cancun	961,582	873,409	(9.2)	11,842,217	10,236,245	(13.6)
CZM	Cozumel	23,595	24,940	5.7	203,999	250,593	22.8
HUX	Huatulco	62,396	57,763	(7.4)	796,414	700,493	(12.0)
MID	Merida	313,486	301,942	(3.7)	3,350,258	3,324,415	(0.8)
MTT	Minatitlan	13,166	13,212	0.3	134,392	145,326	8.1
OAX	Oaxaca	137,469	137,952	0.4	1,477,600	1,531,111	3.6
TAP	Tapachula	57,355	53,812	(6.2)	537,472	603,218	12.2
VER	Veracruz	138,490	141,425	2.1	1,562,819	1,568,062	0.3
VSA	Villahermosa	133,310	126,634	(5.0)	1,367,692	1,449,487	6.0
International Traffic		2,194,561	2,072,310	(5.6)	22,195,121	21,611,380	(2.6)
CUN	Cancun	2,059,633	1,929,868	(6.3)	20,908,196	20,175,275	(3.5)
CZM	Cozumel	52,160	38,751	(25.7)	473,504	462,365	(2.4)
HUX	Huatulco	20,025	21,743	8.6	118,300	146,685	24.0
MID	Merida	30,028	37,185	23.8	323,845	375,462	15.9
MTT	Minatitlan	593	596	0.5	7,726	7,219	(6.6)
OAX	Oaxaca	17,948	26,662	48.6	215,442	256,317	19.0
TAP	Tapachula	874	758	(13.3)	16,272	11,718	(28.0)
VER	Veracruz	10,790	13,857	28.4	102,875	144,759	40.7
VSA	Villahermosa	2,510	2,890	15.1	28,961	31,580	9.0
Traffic Total Mexico		4,035,410	3,803,399	(5.7)	43,467,984	41,420,330	(4.7)
CUN	Cancun	3,021,215	2,803,277	(7.2)	32,750,413	30,411,520	(7.1)
CZM	Cozumel	75,755	63,691	(15.9)	677,503	712,958	5.2
HUX	Huatulco	82,421	79,506	(3.5)	914,714	847,178	(7.4)
MID	Merida	343,514	339,127	(1.3)	3,674,103	3,699,877	0.7
MTT	Minatitlan	13,759	13,808	0.4	142,118	152,545	7.3
OAX	Oaxaca	155,417	164,614	5.9	1,693,042	1,787,428	5.6
TAP	Tapachula	58,229	54,570	(6.3)	553,744	614,936	11.1
VER	Veracruz	149,280	155,282	4.0	1,665,694	1,712,821	2.8
VSA	Villahermosa	135,820	129,524	(4.6)	1,396,653	1,481,067	6.0

US Passenger Traffic, San Juan Airport (LMM)
	December		% Chg	Year to date		% Chg
	2023	2024		2023	2024
SJU Total	1,109,409	1,289,410	16.2	12,197,553	13,247,382	8.6
Domestic Traffic	995,024	1,141,504	14.7	10,919,299	11,697,473	7.1
International Traffic	114,385	147,906	29.3	1,278,254	1,549,909	21.3

Colombia Passenger Traffic Airplan
		December		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,089,695	1,210,975	11.1	11,920,378	13,004,778	9.1
MDE	Rionegro	788,658	914,933	16.0	8,804,497	9,757,608	10.8
EOH	Medellin	119,559	105,549	(11.7)	1,242,806	1,211,753	(2.5)
MTR	Monteria	128,769	135,099	4.9	1,288,100	1,464,131	13.7
APO	Carepa	16,801	15,039	(10.5)	205,052	180,788	(11.8)
UIB	Quibdo	32,387	33,229	2.6	353,504	340,695	(3.6)
CZU	Corozal	3,521	7,126	102.4	26,419	49,803	88.5
International Traffic		301,093	381,269	26.6	2,975,331	3,646,782	22.6
MDE	Rionegro	301,093	381,269	26.6	2,975,331	3,646,782	22.6
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,390,788	1,592,244	14.5	14,895,709	16,651,560	11.8
MDE	Rionegro	1,089,751	1,296,202	18.9	11,779,828	13,404,390	13.8
EOH	Medellin	119,559	105,549	(11.7)	1,242,806	1,211,753	(2.5)
MTR	Monteria	128,769	135,099	4.9	1,288,100	1,464,131	13.7
APO	Carepa	16,801	15,039	(10.5)	205,052	180,788	(11.8)
UIB	Quibdo	32,387	33,229	2.6	353,504	340,695	(3.6)
CZU	Corozal	3,521	7,126	102.4	26,419	49,803	88.5

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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